June 20, 2012

VIA FACSIMILE (202-772-9218) AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Chanticleer Holdings, Inc. (the “Registrant”) Registration Statement on Form S-1, as amended (Registration No. 333-178307) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of the Registrant that the effectiveness of the above captioned Registration Statement be accelerated as of 4:30 p.m. (EST) on Wednesday, June 20, 2012 or as soon as practicable thereafter.

Merriman Capital, Inc.	Dawson James Securities, Inc.

By: /s/ Michael C. Doran	By: /s/ Thomas W. Hands
Name: Michael C. Doran	Name: Thomas W. Hands
Title: General Counsel	Title: President